Exhibit 99(a)(5)(vii)

LIMITED BRANDS UPDATES EXPECTATIONS FOR MARCH SALES AND
FIRST QUARTER EARNINGS

—	LIMITED BRANDS EXTENDS DUTCH AUCTION TENDER OFFER TO 12:00 MIDNIGHT, NEW YORK CITY TIME ON FRIDAY, MARCH 26, 2004

—	NEW YORK & COMPANY PURCHASES SUBORDINATED NOTE AND WARRANTS HELD BY LIMITED BRANDS

Columbus, Ohio (March 22, 2004) — In order to provide shareholders with the most current information available as they consider their participation in the Dutch Auction Tender Offer, Limited Brands, Inc. (NYSE: LTD) reported that it expects comparable store sales for the five week period ending April 3, 2004 to be positive low double digits, versus its previous expectation of mid-single digit. The increase versus prior expectations is primarily a result of stronger than expected performance at Victoria’s Secret and, to a lesser extent, Bath & Body Works. As a result, the Company now projects first quarter earnings per share to be between $0.11 and $0.13, versus its previous guidance of flat to last year’s $0.09 adjusted per share result (which excludes a $0.09 per share gain from the sale of Alliance Data Systems stock). Actual March sales will be reported on April 8, 2004.

The Company also announced that on March 16, 2004, New York & Company repaid its $75 million subordinated note held by Limited Brands plus accrued interest of approximately $10 million, prior to its scheduled maturity of November 26, 2009. Additionally, New York & Company paid $20 million to purchase Limited Brands’ warrants to acquire approximately 13% of New York & Company’s common equity. The note and warrants were part of the consideration received by Limited Brands for the sale of New York & Company in November 2002. Limited Brands expects to record a $45 million pretax gain related to these transactions in the first quarter. This gain is not included in the above earnings guidance.

In connection with these announcements, the Company is extending the modified “Dutch Auction” tender offer to repurchase $1 billion of its common stock from 12:00 Midnight New York City time on Thursday, March 25, 2004, until 12:00 Midnight New York City time on Friday, March 26, 2004. Accordingly, the tender offer, proration period and withdrawal rights will now expire at 12:00 Midnight New York City time on Friday, March 26, 2004, unless Limited Brands further extends the tender offer. All terms and conditions of the tender offer as described in the Offer to Purchase and related materials distributed to stockholders continue to apply to the tender offer as extended.

Three Limited Parkway Columbus, Ohio 43230	www.LimitedBrands.com

ABOUT LIMITED BRANDS:

Limited Brands, through Victoria’s Secret, Bath & Body Works, Express, Express Men’s, Limited Stores, White Barn Candle Co. and Henri Bendel, presently operates 3,900 specialty stores. Victoria’s Secret products are also available through the catalogue and www.VictoriasSecret.com.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: forward-looking statements made by the Company in this press release involve risks and uncertainties and are subject to change based on various important factors, many of which may be beyond the Company's control. Accordingly, the Company's future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend” and similar expressions may identify forward-looking statements. The following factors, among others, in some cases have affected and in the future could affect Company’s financial performance and actual results and could cause actual results for 2004 and beyond to differ materially from those expressed or implied in any forward-looking statements included in this press release or otherwise made by management: changes in consumer spending patterns, consumer preferences and overall economic conditions; the potential impact of national international security concerns on the retail environment, including any possible military action, terrorist attacks or other hostilities; the impact of competition and pricing; changes in weather patterns; political stability; postal rate increases and charges; paper printing costs; risks associated with the seasonality of the retail industry; risks related to consumer acceptance of the Company’s products and the ability to develop new merchandise; the ability to retain, hire and train key personnel; risks associated with possible inability of the Company’s manufacturers to deliver products in a timely manner; risks associated with relying on foreign sources of production; availability of suitable store locations on appropriate terms and other factors that may be described in Company’s filings with the Securities and Exchange Commission. The forward-looking information provided in this press release based on information available to the Company as of the date of this press release. The Company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

ADDITIONAL LEGAL INFORMATION:

This press release is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to shares of Limited Brands’ common stock. The tender offer is being made only pursuant to the Offer to Purchase and the related materials that Limited Brands has distributed to its stockholders. Stockholders should read the Offer to Purchase and the related materials carefully because they contain important information. Stockholders are able to obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase and other documents that Limited Brands is filing with the Securities and Exchange Commission at the Commission’s website at www.sec.gov. Stockholders may also obtain a copy of these documents, without charge, from D.F. King & Co., Inc., the information agent for the tender offer, toll free at 888-628-8208. To the extent this press release contains adjusted financial data, investors should review the Company’s recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K for further information on the use of adjusted data.

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For further information, please contact:
Tom Katzenmeyer
Senior Vice President, Investor, Media and Community Relations
Limited Brands
614-415-7076
www.Limitedbrands.com

Three Limited Parkway Columbus, Ohio 43230	www.LimitedBrands.com